# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Inspirato Inc, CIK 0001820566
CUSIP: 45791E206
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1544 WAZEE STREET, 1544 WAZEE STREET, DENVER, Colorado (CO), 80202
Date of event which requires filing of this statement: 10/08/2024
Amends the filing with accession number 0001193125-22-048662
Filed by CIK 0001528164
Persons authorized to receive notices and communications: John Lambrech, W Capital Management, LLC, 400 Park Avenue, Suite 910, New York, New York (NY), NY 10022, (212) 561-5240

## Reporting persons
- W Capital Partners III, L.P. (CIK 0001528164): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 364,571; sole dispositive power 0; shared dispositive power 364,571; aggregate amount beneficially owned 364,571 (3.6% of the class)
- W Capital Management, LLC (CIK 0001767329): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 364,571; sole dispositive power 0; shared dispositive power 364,571; aggregate amount beneficially owned 364,571 (3.6% of the class)
- AXA IM US Group Holding Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 364,571; sole dispositive power 0; shared dispositive power 364,571; aggregate amount beneficially owned 364,571 (3.6% of the class)
- AXA Investment Managers S.A. (CIK 0001826635): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 364,571; sole dispositive power 0; shared dispositive power 364,571; aggregate amount beneficially owned 364,571 (3.6% of the class)
- AXA S.A. (CIK 0000898427): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 364,571; sole dispositive power 0; shared dispositive power 364,571; aggregate amount beneficially owned 364,571 (3.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Inspirato Inc
Address of issuer's principal executive offices: 1544 WAZEE STREET, 1544 WAZEE STREET, DENVER, Colorado (CO), 80202

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 and 13 of the cover pages of this Amendment No. 4 to Schedule 13D
Number of shares as to which each person has sole or shared power to vote or dispose:
See Items 7-11 and 13 of the cover pages of this Amendment No. 4 to Schedule 13D
The percentages set forth on the cover pages are based on 10,046,809 shares of Class A Common Stock outstanding as of September 30, 2024 as reported in Amendment No. 1 to the Issuer registration statement on Form S-3 filed on October 8, 2024 (the Registration Statement )
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On September 30, 2024, the Reporting Persons ceased being beneficial owners of 5% or more of the outstanding shares of the Issuer Class A Common Stock as a result of the exchange reported by the Issuer in its Current Report on Form 8-K filed with the SEC on September 30, 2024 and the new aggregate number of outstanding shares of Class A Common Stock disclosed in the Registration Statement.

## Signatures
- W Capital Partners III, L.P.: By WCP GP III, LP its General Partner, WCP GP III, LLC its General Partner and by John Lambrech, Chief financial Officer (10/10/2024)
- W Capital Management, LLC: David Wachter, Chief Executive Officer (10/10/2024)
- AXA IM US Group Holding Inc.: Jean Christophe Menioux, Chairman of the Board and Director (10/10/2024)
- AXA Investment Managers S.A.: Anthony Gilsoul, Attorney-in-fact, duly authorized under Power of Attorney effective as of February 9th, 2023 by and on behalf of AXA Investment Managers S.A. (10/10/2024)
- AXA S.A.: Anthony Gilsoul, Attorney-in-Fact, duly authorized under Power of Attorney effective as of October 15th, 2020 by and on behalf of AXA S.A. (10/10/2024)